March 24, 2021

Securities and Exchange Commission

Washington D.C. 20549

ATTN:	Julia Griffith

John Dana Brown

Re:	FG Financial Group, Inc.
Registration Statement on Form S-3 Filed February 19, 2021
File No. 333-253285

Dear Ms. Griffith and Mr. Brown:

In connection with Amendment No. 1 to the referenced registration statement, being filed concurrently, we respond to your March 18, 2021 letter commenting thereon as follows:

Registration Statement on Form S-3

Cover Page

1.	Please disclose on the outside front cover of the prospectus the calculation of the aggregate market value of the outstanding voting and nonvoting common equity pursuant to Instruction 7 to General Instruction I.B.6 to Form S-3 and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period ending on, and including the date of the prospectus.

Response: We have included this information on the front cover of the prospectus.

2.	Please confirm to us your reliance on General Instruction I.B.6 to Form S-3 for limited primary offerings with respect to this registration statement, and your understanding of the size limitations for such offerings.

Response: We confirm to the Staff our reliance on General Instruction I.B.6 to Form S-3 for limited primary offerings, with respect to this registration statement, and our understanding of the size limitations for such offerings.

Very truly yours,

/s/ John S. Hill
John S. Hill, Chief Financial Officer